

OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Junto Bicycle Works, Ltd

1627 N 2nd st
Philadelphia, PA 19122

https://juntobikes.com/

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

INVESTMENT OPPORTUNITY

Convertible Promissory Notes

Note converts to Series B Common Stock when the company raises a minimum of $500,000 in a qualified equity financing

Maturity Date: December 31, 2020

$5,000,000 Valuation Cap

30% Discount Rate

7% Annual Interest Rate

Maximum ($107,000) of Convertible Promissory Notes

Minimum ($10,000) of Convertible Promissory Notes

Company	Junto Bicycle Works, Ltd.
Corporate Address	1627 N 2nd St. Philadelphia PA 19122
Description of Business	Junto Cycle Works is an environmentally friendly, socially conscious company specializing in the design and manufacturing of electric bicycles. With a focus on propelling urban mobility and connected living, Junto will lead the US into its next age of alternative forms of transportation.
Type of Security Offered	Convertible Promissory Note
Minimum Investment Amount (per investor)	$250

What is a Convertible Note?

A convertible note offers you the right to receive shares in Junto Bicycle Works, Ltd. The number of shares you will receive in the future will be determined at the next equity round in which the Company raises at least $500,000 in qualified equity financing. The highest conversion price per share is set based on a $5,000,000 Valuation Cap or if less, then you will receive a 30% discount on the price the new investors are purchasing. You also receive 7% interest per year added to your investment.

Perks*

Invest \$1,000 and receive \$200 discount off your Junto bike + a Junto t-shirt

Invest \$2,500 and receive \$500 discount off your Junto bike + a Junto t-shirt

Invest \$5,000 and receive a \$1,000 discount off your Junto bike + a Junto t-shirt

Invest \$7,500 and receive a <u>FREE</u> Junto ebike + a Junto t-shirt

Invest \$15,000 and receive <u>TWO FREE</u> Junto ebikes + a Junto t-shirt

*All perks will be delivered after the Offering is completed, and the discounts apply to any purchases on juntobikes.com.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

The Company was formed in on November 8, 2016, with a mission to galvanize America to adopt electric bicycles as a viable, socially conscious and eco-friendly alternative for individual transportation. Junto's ebikes are designed from the ground-up for comfort, stability, safety and durability with a powerful combination of proprietary geometry, race test components and rugged 29" tires. By cutting out the middleman and shipping directly to consumers, we believe Junto delivers industry-leading value. Each Junto arrives 98% assembled ready to ride in minutes with a 2-year warranty (7 years on the frame). Our consumer target segment is male and female millennials and baby boomers who ride their bikes in urban or suburban environments on a regular or occasional basis. They are looking for an ebike for regular, daily use.

Sales, Supply Chain, and Customer Base

We are currently focused on selling in the United States, but we registered trademarks in place to expand internationally. All sales are entered though our e-commerce interface and are either initiated by consumers through our website or through a customer service and sales team.   We began shipping our Junto e-Bike in November, 2018 and had net revenues of $66,133 in 2017.

We manufacture the Gen 1 Junto at a contract manufacturing facility in China using parts sourced from China and other countries. We also sell accessories, including lights and baskets for our ebikes.

We currently sell our products on our website, www.juntobikes.com, as well as on amazon.com. We also plan to expand to business-to-business sales, including bike fleets, including bike share programs, police, and factory and corporate campuses.

Competition

We compete with a number of other manufacturers of electric bicycles, including the big three bicycle brands: Trek, Specialized, and Giant, as well as manufacturers of specific ebike product lines, such as Pedego, Prodecotech, and Rad Power Bikes. We also compete with a number of smaller ebike companies.   We believe Junto's are superior to our competitors because our ebikes :

Ride with what we believe to be unparalleled confidence and comfort. A custom designed aluminum frame combined with 29" double-wall wheels gives this urban bike the smooth and stable ride of a mountain bike. Tektro hydraulic disk brakes with integrated engine cut-offs and a workhorse Shimano SLX 11 speed drivetrain make for smooth and safe braking and shifting.

Handle the heavy lifting to you. A high torque 350W electric motor takes the edge off any hill. Sensitive torque sensors add power in perfect cooperation with your own effort. A 48V, 11.6Ah battery provides a 40-60 mile range perfect for your commute.

Give more bike for your buck. Juntos are equipped with high-quality components found on ebikes sold for twice the price. We do not like to over-complicate things - Junto e-bikes are created for a lifetime of use with parts that can be easily sourced and serviced by your current bike mechanic. Every Junto is backed by a 2-year all components warranty and a 7-year frame warranty.

Are ready to ride in minutes. Every Junto e-bike is tuned by our mechanics and shipped 98% assembled straight to your door for free — just install the front wheel, your seat and one pedal and set off.

Liabilities and Litigation

Our current liabilities are primarily working capital related, such as accounts payable, and some short-term loans to the business by two of the founders.   Our long-term liabilities are convertible debt that resulted from an investment into the Company in early 2018. We are not aware of any litigation pending or planned.

The team

Officers and directors

Brian Powell	Founder, CEO, President & Director
Simon Goode	Chief Operating Officer & Director
Dave Donald	Director
John DeVincent	Director

Brian Powell

Brian is the Founder of Junto. He had his first (HOLY SHIT MOMENT) EBike ride in 2016...and the rest is history. Brian is an expert in early stage companies. Prior to Junto, Brian was the Founder of Powell & Mahoney Craft Cocktail Mixers in 2010 - America's #1 brand of Premium mixers. Brian is also a Partner/Founder of Upgrade Partners (from 2016 to present), a boutique consulting agency in the Better-for-You & Organic Foods Industry. Having focused on rapid growth brands throughout his career, Brian was an Executive VP at Stirrings, which was Sold to Diageo in 2010. Prior to that Brian & Simon Goode founded allGoode Organics- a start-up in the nascent ORGANIC FOODS Movement. Prior to allGoode, Brian & Simon worked together at Balance Bar which was sold to Kraft Foods for $268M in 2000. Brian's early experience was in Sales Management at The Nutrasweet Company, Hanover Brands and Bell & Evens. Brian lives in Philadelphia with his wife of 29 years, Sandra, his two children & three dogs. Brian studied History at St Joseph's University in Philadelphia. Since founding the company in November 2016, Brian spends at least 60% of his time working on Junto but also continues his consulting work for Upgrade Partners (about 16 hours a week.)

Simon Goode

Simon has been COO of Junto since January 2017. He is an expert in early and growth stage healthy living companies. Previously, from 2010 - 2016, he served as CEO & President of Promax Nutrition Corporation, the distributor of Promax and Pure Organic nutrition bars, where he drove exponential growth of Pure Organic brand and engineered the sale of both brands to strategic investors in 2016. Simon has held a number of senior general management and marketing positions in the food & nutrition business. Simon holds an MBA from the Anderson School at UCLA and BS, Economics from the London School of Economics. Simon spends at least 60% of his time working on Junto but is also principal of Goode Consulting where he is involved with select other food and beverage projects (about 16 hours a week.)

Dave Donald

In 2005 David founded and is still currently CEO of PeopleShare. PeopleShare has grown to become the largest public or privately held staffing company in Pennsylvania and one of the top 100 largest staffing companies in the country. PeopleShare specializes in temp, temp-to-hire, and direct hire staffing in the clerical, light industrial, and financial staffing. He serves as a Director of Junto Bikes (starting March 2018) and spends about 3 hours a week with the company. Board Positions Appointed by Philadelphia Mayor Nutter, David has served since 2008 on the board of Philadelphia Works and on the Advisory Board to Temple's Graduate Fox Business

School since 2009. Prior to starting PeopleShare, David founded Keystone Staffing a temporary service company providing clerical, accounting and light industrial employees to businesses in Southeastern Pennsylvania. David sold Keystone to a publicly traded, $2 billion staffing company. As the East Coast Regional Manager for the new company, David led his region from $5 million in revenue to $53 million over the following 4 years opening 10 offices in major markets.

John DeVincent

John DeVincent is a software marketing veteran who has successfully built marketing teams for Docupace Technologies, eMoney Advisor and VerticalNet. As a Director at Junto Bikes (starting November 2017), he spends 3 hours a week with the company. John started as an investment advisor (holding Series 7 and 63 licenses) for a regional Asset Management company where he started his career. John went on to develop a retail chain of sporting goods stores where he expanded the footprint and launched the company's e-commerce facilities. Most recently from 2014-2017, John served as EVP Marketing for Docupace Technologies, a document management automation software company. In addition to sitting on the board at Junto he holds board seats with MobSoc Media (from 2009 - Present) and Key Insight.

Number of Employees: 5

Related party transactions

The Company has engaged in three related-party transactions. One of the founders, Simon Goode, participated in the 2017 convertible debt financing with a $50,000 loan. The terms on which Mr. Goode invested were the same as those of the other investors. In addition, another founder, Brian Powell, has made a $25,000 short-term loan to the Company. The note has a 3% annual interest rate and a maturity date of 12/31/2018 and can be rolled over at the agreement of both parties Lastly, another founder, Simon Goode, has used a personal credit card to provide short-term financing in the amount of $25,531 (as of December 31, 2017). The interest rate on the credit card is 17.5% but is subject to change by the credit card company.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **The Company has a limited operating history upon which an investor can evaluate its performance, and accordingly, its prospects must be considered in light of customary issues early-stage companies encounter.** The Company incorporated under the laws of the Commonwealth of Pennsylvania on November 8, 2017. The Company's ability to build a viable business and the likelihood of building such a business must be considered in light of the problems, expenses, difficulties, complications, uncertainties, and delays frequently encountered in connection with the growth of an early-stage business that is operating in an unproven industry. The Company expects its operating expenses will increase for the near future, and investors should consider the

Company's business, operations, and prospects in light of the risks, expenses, and challenges faced as an early-stage company.

- **There are several potential competitors who are better positioned than we are to take the majority of the market.** We will compete with larger, established brands that currently have products on the market and/or various respective product development programs. Some of those brands include Trek, Specialized, and Giant, as well as manufacturers of specific ebike product lines, such as Pedego, Prodecotech, and Rad Power Bikes. They have much better financial means, marketing and sales expertise and human resources than those of the Company. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the electric bikes developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

- **The Company depends on sales of its ebike for substantially all of its revenue, and any decrease in the sales of that product would harm its business.** To date, substantially all of the Company's revenue has been derived from sales of its ebike, known as "Junto," and the Company expects to continue to derive the substantial majority of its revenue from sales of that ebike and accessories for the foreseeable future. A decline in the price of that ebike, whether due to macroeconomic conditions, competition or otherwise, or the Company's inability to increase sales of that ebike, would harm the Company's business and operating results more seriously than it would if the Company derived significant revenue from a variety of product lines and services. Any decrease in the sales of the Company's ebike would harm its business. While the Company likely will evaluate other products and services to add to its offerings, the Company may not be successful in identifying or executing on any opportunities. As a result, the Company's future growth and financial performance will depend heavily on its ability to develop and sell enhanced versions of its ebike. If the Company fails to deliver product enhancements, new releases or new products that its customers want, its business and results of operations would be harmed.

- **The Company relies on third-party suppliers and manufacturers, some of which are sole-source suppliers, to provide components for its ebike** All of the components that go into the manufacture of the Company's ebike are sourced from third-party suppliers and manufactured by third-party contract manufacturers, and some of those components are provided by a single supplier or by a supplier that could potentially become a competitor. If the Company loses access to components from a particular supplier, or experiences a significant disruption in the supply of products and components from a current supplier, the Company may be unable to locate alternative suppliers of comparable quality at an acceptable price, or at all, and the Company's business could be materially and adversely affected. Similarly, if the Company's manufacturer faces any disruption in its business, then the Company may not obtain sufficient product to meet demand and may have difficulty or be unable to locate alternative manufacturers of comparable quality at an acceptable price, or at all, and the Company's business could be materially and adversely affected. In addition, if the Company experiences a significant increase in demand for its products, its suppliers and manufacturers might not have the capacity or elect to meet the Company's needs as they allocate components or manufacturing capacity to other customers. Identifying a suitable supplier or manufacturer is an involved process that requires the Company to become satisfied with the quality control, responsiveness and service, financial stability and labor and other ethical practices of the supplier or manufacturer, and if the Company seeks to source materials from new suppliers or have products manufactured by a new manufacturer, then there can be no assurance that the Company could do so in a manner that does not disrupt the manufacture and sale of its products. The Company's reliance on single source, or a limited number of, suppliers and manufacturers involves a number of additional risks, including risks related to price increases, timely delivery, component quality, failure of suppliers and manufacturers to remain in business, and natural disasters and other catastrophic events.

- **There is no guarantee that the rate of the Company's sales in the future will be as high as its current sales.** Although the Company has some revenue, investors should not consider that the Company's revenue growth is indicative of the Company's future performance. In future periods, the Company's sales could decline or grow more slowly than it expects. The Company also may continue to incur significant losses in the future for a number of reasons, including other risks described in this Offering Memorandum, and the Company may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors.

- **The Company may have difficulty in accurately predicting its future customer demand which could adversely affect its operating results.** To ensure adequate inventory supply and meet the demands of the Company's customers, the Company must forecast inventory needs and place orders with its contract manufacturers and component suppliers based on its estimates of future demand for particular products. The Company has relatively recently begun producing its products, and it has experienced rapid growth in demand. The Company may be unable to meet customer demand for its products or may be required to incur higher costs to secure the necessary production capacity and components. The Company could also overestimate future sales of its products and risk carrying an excess product and component inventory. Further, the Company's ability to accurately forecast demand for its products could be affected by other factors, including product introductions by competitors, unanticipated changes in general market demand, macroeconomic conditions or consumer confidence. If the Company fails to continue to develop the infrastructure that enables it to accurately forecast customer demand for its products, then its business and operating results could be adversely affected.

- **The Company's success depends significantly on its ability to develop the value and reputation of its brand.** The Company's success depends significantly on the value and reputation of its brand, including its primary trademarks "Junto," which covers electric bikes and parts and accessories for electric bicycles. The Junto name and premium brand image are integral to the growth of the Company's business and expansion into new markets. Maintaining, promoting and positioning the Company's brand will largely depend on the success of its marketing and merchandising efforts and its ability to provide consistent, high-quality products. If the Company fails to achieve those objectives or if its public image or reputation were to be tarnished by negative publicity, then the Company's brand, business, and operating results could be adversely affected. Negative publicity regarding any supports with which the Company is associated or may become associated, its products, its customers' content, and the labor policies of any of the Company's suppliers or manufacturers could create corresponding negative publicity for the Company, harm the Company's brand image and, as a result, adversely impact its sales and results of operations. Maintaining and enhancing the Company's brand may require it to make substantial investments and these investments may not achieve the desired goals. If the Company fails to successfully promote and maintain its brand or if the Company incurs excessive expenses in this effort, then the Company's business and operating results could be adversely affected.

- **To remain competitive and stimulate customer demand, the Company must successfully manage frequent product introductions and transitions.** The Company believes that it must continually develop and introduce new products, enhance its existing products and effectively stimulate customer demand for new and upgraded products. The Company's research and development efforts will require it to incur substantial research and development expenses without being able to achieve an acceptable return, if any, on the research and development efforts. Further, any failure to complete product transitions effectively could harm the Company's brand. The success of new product introductions to customers depends on a number of factors including, but not limited to, timely and successful research and development, market and customer acceptance, the effective forecasting and management of product demand, purchase commitments and inventory levels, the management of manufacturing and supply costs, and the risk that new products may have quality or other defects in the early stages of introduction. The introduction of new products or product enhancements may shorten the life cycle of the Company's existing products or replace sales of some of its current products, thereby offsetting the benefit of even a successful product introduction, and may cause customers to defer purchasing its existing products in anticipation of the new products and potentially lead to challenges in managing inventory of existing products. If the Company fails to effectively manage new product introductions, its revenue and profitability may be harmed.

- **The Company has not yet developed a robust research and development program or invested significant resources in research and development.** The Company has not yet developed a robust research and development program or invested significant resources in research and development. The Company's resources have been focused on the launch of its initial product, the 1st generation Junto ebike. As a result, the Company has used its capital and human resources on that product rather than on developing strong research and development capabilities.

- **Any material disruption of the Company's information systems could adversely affect its operating results.** The Company is dependent on information systems to operate its ecommerce website, process transactions, respond to customer inquiries, manage its supply chain and inventory, ship goods on a timely basis and maintain cost-efficient operations. Any material disruption or slowdown of the Company's systems, including a disruption or slowdown caused by its failure to successfully upgrade its systems, system failures, viruses, computer "hackers" or other causes, could cause delays in its supply chain or cause information, including data related to customer orders, to be lost or delayed which could result in delays in the delivery of merchandise to its customers or lost sales, especially if the disruption or slowdown occurred during the holiday season. Any of these events could reduce demand for the Company's products, impair its ability to complete sales through its ecommerce channels and cause its revenue to decline. If changes in technology cause the Company's information systems to become obsolete, or if its information systems are inadequate to handle its growth, then it could lose customers or its business and operating results could be adversely affected. In particular, the Company is heavily reliant on information systems to conduct its order and inventory management and financial processes. As the Company expands its operations, it expects to utilize additional systems, including an enterprise resource planning system, the implementation of which could cause disruption to the Company's supply chain, and service providers that may also be essential to managing the Company's business.

- **The Company is highly dependent on its Chief Executive Officer and Treasurer.** The Company's future success depends in significant part on the continued service of its CEO, Brian Powell, and Treasurer, Simon Goode. Messrs. Powell and Goode are critical to the strategic direction, product development, and overall management of the Company as well as its research and development process. Messrs. Powell and Goode are at-will employees, which means that they can be terminated and can terminate their employment relationships at any time. The loss of either Mr. Powell or Mr. Goode could adversely affect the Company's business, financial condition, and operating results.

- **If the Company is unable to retain, attract and integrate qualified personnel, then it ability to develop and successfully grow its business could be harmed.** In addition to the continued services of Messrs. Powell and Goode, the Company believes that its future success is highly dependent on the contributions of its executive officers, as well as its ability to attract and retain highly skilled and experienced sales, research and development and other personnel. All of the Company's employees, including its executive officers, are free to terminate their employment relationship with the Company at any time, and their knowledge of the Company's business and industry may be difficult to replace. If one or more of the Company's executive officers or key employees leave, then the Company may not be able to fully integrate new personnel or replicate the prior working relationships, and its operations could suffer. Qualified individuals are in high demand, and the Company may incur significant costs to attract them. Many of the companies with which the Company competes for experienced personnel also have greater resources than those of the Company. If the Company is unable to attract and retain highly skilled personnel, then it may not be able to achieve its strategic objectives, and its business, financial condition and operating results could be adversely affected.

- **The Company may not successfully grow internationally.** Most of the Company's sales have been made to customers in the United States. The Company's ability to grow internationally by attracting customers outside of the United States will be important. The Company has not yet focused on developing its business internationally while competitors may have done so. If the Company is unable to successfully grow internationally, then it may not be able to achieve its desired strategic and financial goals.

- **The Company may be subject to product liability or warranty claims that could result in significant direct or indirect costs, or the Company could experience greater returns from customers than expected, which could harm its business and operating results.** The Company generally provides a two-year warranty on all components of its products and a seven-year warranty on the ebike's frame. The occurrence of any material defects in its products could make it liable for damages and warranty claims in excess of its current reserves, if any. In addition, the Company could incur significant costs to correct any defects, warranty claims or other problems, including costs related to product recalls. Any negative publicity related to the perceived quality and safety of the Company's products could affect its brand image, decrease customer demand, and adversely affect its operating results and financial condition. Also, while the Company's warranty is limited to repairs and returns, warranty claims may result in litigation, the occurrence of which could adversely affect its business and operating results.

- **The Company's intellectual property rights and proprietary rights may not adequately protect its products.** The Company's commercial success will depend substantially on its ability to obtain patents and other intellectual property rights and maintain adequate legal protection for its products in the United States and other countries. The Company will be able to protect its intellectual property from unauthorized use by third parties only to the extent that these assets are covered by valid and enforceable patents, trademarks, copyrights or other intellectual property rights, or are effectively maintained as trade secrets. As of the date of this filing, the Company has the Junto brand name trademark registered or pending registration in the USA, Canada and a number of other foreign countries. The Company will apply for patents covering its products, services, technologies, and designs, as it deems appropriate. The Company may fail to apply for patents on important products, services, technologies or designs in a timely fashion, or at all. Even if patents are issued, they may not be sufficient to protect the Company's products, services, technologies, or designs. The Company's future patents may not be sufficiently broad to prevent others from developing competing products, services technologies, or designs. No consistent policy regarding the breadth of patent claims has emerged to date in the United States and the Company expects the landscape for patent protection for its products, services technologies, and designs to continue to be uncertain. Intellectual property protection and patent rights outside of the United States are even less predictable. As a result, the validity and enforceability of patents cannot be predicted with certainty. Moreover, the Company cannot be certain whether (a) others will independently develop similar or alternative products, technologies, services, or designs or duplicate any of its products, technologies, services, or designs, (b) it will develop proprietary products, services, technologies or designs that are patentable, or (c) the patents of others will have an adverse effect on its business. Any patents the Company licenses and those that may be issued to the Company in the future may be challenged, invalidated, rendered unenforceable or circumvented and the rights granted under any issued patents may not provide the Company with proprietary protection or competitive advantages. Moreover, third parties could practice the Company's future inventions in territories where the Company will not have patent protection or in territories where they could obtain a compulsory license to the Company's technology where patented. Such third parties may then try to import products made using the Company's inventions into the United States or other territories. Additional uncertainty may result from potential passage of patent legislation by the U.S. Congress, legal precedent by the U.S. Federal Circuit Courts and Supreme Court as they determine legal issues concerning the scope and construction of patent claims and inconsistent interpretation of patent laws by the lower courts. The Company has two registered trademarks in the United States. If the Company is not successful in arguing that there is no likelihood of confusion between its marks and the marks that are the subject of other applications or registrations owned by third parties, then any foreign trademark applications by the Company may be denied, preventing it from obtaining trademark registrations and adequate protection for its marks in the relevant jurisdictions, which could impact its ability to build its brand identity and market its products and services in those jurisdictions. Third parties may claim that the Company's trademarks infringe their rights. As a result, the Company could be forced to pay significant settlement costs or cease the use of these trademarks and associated elements of its brand in the United States or other jurisdictions. Even in those jurisdictions where the Company is able to register its trademarks, competitors may adopt or apply to register similar trademarks to it, may register domain names that mimic the Company's domain names or incorporate its trademarks or may purchase keywords that are identical or confusingly similar to its brand names as terms in Internet search engine advertising programs, which could impede its ability to build its brand identity and lead to confusion among potential customers of its products and services. The laws of certain countries do not protect intellectual property and proprietary rights to the same extent as the laws of the United States and, therefore, in certain jurisdictions, the Company may be unable to protect its products, services, technologies, and designs adequately against unauthorized third-party copying, infringement or use, which could adversely affect its competitive position. Any proceedings or lawsuits that the Company initiates could be expensive, take significant time and divert management's attention from other business concerns. Additionally, the Company may provoke third parties to assert claims against it. These claims could invalidate or narrow the scope of its own intellectual property rights. The Company may not prevail in any proceedings or lawsuits that it initiates and the damages or other remedies awarded, if any, may be commercially valuable. The occurrence of any of these events may adversely affect the Company's business, financial condition, and operating results.

- **The Company's business may suffer if it is alleged or determined that its technology or one of its licensor's technologies or another aspect of the Company's business infringes the intellectual property rights of others.** The markets in which the Company competes are characterized by the existence of a large number of patents and trade secrets and also by litigation based on allegations of infringement or other violations of intellectual property rights. From time to time, third parties may claim that the Company is infringing upon their intellectual property rights or offer licenses to the Company in respect of technology they own that may be infringed upon by the Company's products. Also, third parties may make infringement claims against the Company that relate to technology developed and owned by one of the Company's suppliers for which our suppliers may or may not indemnify it. Even if the Company is indemnified against such costs, the indemnifying party may be unable to uphold its contractual obligations and determining the scope of these obligations could require additional litigation. Claims of intellectual property infringement against the Company or its suppliers might require the Company to redesign its products, rebrand its services, enter into costly settlement or license agreements, pay costly damage awards or face a temporary or permanent injunction prohibiting the Company from marketing or selling its products or services. If the Company cannot or does not license the infringed intellectual property on reasonable terms or at all, or substitute similar intellectual property from another source, its revenue and operating results could be adversely impacted. Additionally, the Company's customers may not purchase its offerings if they are concerned that they may infringe third-party intellectual property rights. Responding to such claims, regardless of their merit, can be time-consuming, costly to defend in litigation, divert management's attention and resources, damage the Company's reputation and brand and cause the Company to incur significant expenses. The occurrence of any of these events may have an adverse effect on the Company's business, financial condition, and operating results.

- **If the Company's customers are not satisfied with its customer support, then they may choose not to again purchase the Company's products, which would adversely impact its business and operating results.** The Company's business relies, in part, on its customers' satisfaction it provides to support its products. If the Company fails to provide support services that are responsive, satisfy its customers' expectations, and resolve issues that they encounter with its products, then customers may choose not to purchase additional products and the Company may face brand and reputational harm, which could adversely affect its operating results. The Company's ability to provide technical support and software updates has not yet been tested and may not be satisfactory.

- **An economic downturn or economic uncertainty in the United States or in other key markets may adversely affect consumer discretionary spending and demand for the Company's product.** The Company's product is a discretionary item for consumers. Factors affecting the level of consumer spending for a discretionary item include general market conditions, macroeconomic conditions and other factors such as consumer confidence, the availability and cost of consumer credit, levels of unemployment and tax rates. As global economic conditions continue to be volatile or economic uncertainty remains, trends in consumer discretionary spending also remain unpredictable and subject to reductions due to credit constraints and uncertainties about the future. Unfavorable economic conditions may lead consumers to delay or reduce purchases of the Company's products. Consumer demand for the Company's products may not reach its sales targets, or may decline, when there is an economic downturn or economic uncertainty. The Company's sensitivity to economic cycles and any related fluctuation in consumer demand could adversely affect the Company's business, financial condition, and operating results.

- **Catastrophic events or political instability could disrupt and cause harm to the Company's business.** A natural disaster, fire, act of terrorism or other catastrophic event in Texas or elsewhere that results in the destruction or disruption of any of the Company's critical business operations or information technology systems could severely affect the Company's ability to conduct normal business operations and, as a result, its future operating results could be harmed. The Company's key manufacturing and supply partners have global operations including in China as well as the United States. Political instability or catastrophic events in any of those countries could adversely affect the Company's business in the future, our financial condition and operating results.

- **We do not intend to pay dividends for the foreseeable future.** The Company currently intends to retain any future earnings to finance the operation and expansion of its business does not expect to declare or pay any dividends in the foreseeable future. As a result, investors may only receive a return on their investment in Non-Voting Common Stock, if at all.

- **If the Company is able to obtain additional financing and thereafter be successful in growing its revenues according to its operating plans, then the Company may not be able to manage its growth effectively, which could adversely affect its operations and financial performance.** The ability to manage and operate the Company's business as the Company executes its growth strategy may require further substantial capital and effective planning. Significant rapid growth on top of the Company's current operations could greatly strain its internal resources, leading to a much lower quality of customer service, reporting problems and delays in meeting important deadlines that could adversely affect the Company's business, financial condition, and operating results. The Company's efforts to grow could place a significant strain on its personnel, management systems, infrastructure, liquidity, and other resources. If the Company does not manage its growth effectively, then its operations could be adversely affected, resulting in slower or negative growth, critical shortages of cash and a failure to achieve or sustain profitability.

- **If the Company raises additional funds through collaboration, licensing, or other similar arrangements, then it may be necessary to relinquish potentially valuable rights to the Company's current products, potential products, or proprietary technologies, or grant licenses on terms that are not favorable to the Company.** The Company may determine, either because it is unable to raise funds through sales of equity or debt or because terms are more beneficial, to raise funds through collaborations, licensing, or other similar arrangements. Those arrangements often require payment of royalties or other compensation that decreases the amount of revenue and/or profit that the Company may generate in the future, and they may be structured to give exclusive rights to certain markets. Any such arrangements could result in a reduction in the value of the assets of the Company or alter the financial outlook of the Company in a way that could have a positive or negative impact on the operating results of the Company.

- **Holders of Series B Common Stock will have no voting or information rights with respect to decisions of the Company.** The Series B Common Stock does not provide investors will any voting rights or information rights and, to the extent the holders of Series B Common Stock are entitled to vote on a matter by law, they must vote in the same manner as the holders of Series B Common Stock. Therefore, holders of Series B Common Stock will have no ability to impact or otherwise influence the Company's decisions.

- **There is no assurance the maximum amount of this offering will be sold.** This offering will be undertaken through the services of a third party that will act as the Company's online portal, and there can be no assurance that all of the Series B Common Stock offered hereby will be sold. Failure to sell all of the stock offered may result in the Company having less capital than the Company considers ideal, which could adversely affect the ability of the Company to take advantage of business opportunities and grow in accordance with its existing objectives or in the manner it currently contemplates. The offer and sale of the Series B Common Stock pursuant to this offering have not been and will not be registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities laws. Thus, investors cannot rely upon any regulatory agency having reviewed the terms of the offering, including the nature and amount of compensation, disclosure of risk and the fairness of the terms of the offering. Accordingly, investors must judge the adequacy of disclosure and fairness of the terms of the offering on their own, and without the benefit prior review by any regulatory agency.

- **The Series B Common Stock will be subordinate to any Preferred Stock and Company debt.** The Series B Common Stock is equity, which by its nature is subordinate to any present or future debt obligations of the Company. In addition, the Company has authorized Preferred Stock, which may be issued by the Board at any time. The effect of this subordination and the Preferred Stock is that if the Company is involved in a bankruptcy, liquidation, dissolution, reorganization or similar proceeding, or upon a default in payment on, or the acceleration of, any of its debt, if any, its assets will be available to distribute assets in liquidation only after all debt of the Company, if any, and, thereafter, all Preferred Stock outstanding, if any, have been paid in full from those assets. The Company may not have sufficient assets remaining to make any distribution to the holders of Series B Common Stock after payment of its debt and/or obligation to holders of Preferred Stock. The Company is not restricted from incurring any debt or other liabilities.

- **The Company cannot easily resell the Company's securities.** There is not now and likely will not be a public market for the Series B Common Stock or any capital stock of the Company. Because the Series B Common Stock has not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Series B Common Stock has transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Series B Common Stock may also adversely affect the availability or price that an investor might be able to obtain for the Series B Common Stock in a private sale.

- **Any valuation of the Company is not based on facts or any valuation methodology.** The valuation set by the Company in this offering is not based on any valuation methodology and should not be treated as an indication of the value of the Company. In an early-stage company, a value for a company cannot be established as a result of the uncertainty at such stage. The valuation set for this offering is only intended to be an indication of the amount the Company believes an investor may be willing to pay for the Series B Common Stock.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Brian Powell, 36.0% ownership, Common Stock

Classes of securities

- Series A Common Stock: 9,100,000

  The Company's Articles of Incorporation (the "Articles of Incorporation") authorize the issuance of 12,000,000 shares of Series A Common Stock of the Company (the "Series A Common Stock"), of which 9,100,000 are issued and outstanding.

  Voting Rights

  Subject to the rights of the holders of Preferred Stock the holders of shares of Series A Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholder and may act by written consent in lieu of a meeting.

  Dividend Rights

Subject to the rights of the holders of Preferred Stock, the holders of shares of Series A Common Stock together with the holders of shares of Series B Common Stock are entitled to dividends if and when declared by the board of directors of the Company (the "Board") and paid to them.

Liquidation Distributions and Change of Control

Subject to the rights of the holders of Preferred Stock and the Existing Convertible Noteholders (as defined below), in the event of the liquidation, dissolution, or winding up of the Company, the holders of Series A Common Stock with the holders of Series B Common Stock will be entitled to share pro rata in all of the assets of the Company after payment of all liabilities and setting aside sufficient assets as required under law.

Subject to the rights of the holders of Preferred Stock and the Existing Convertible Noteholders, in the event of a change of control of the Company, holders of Series A Common Stock and holders of Series B Common Stock are entitled to share pro rata in the consideration paid to the holders of capital stock or for the assets purchased from the Company upon distribution of the proceed received by the Company in the sale of assets.

- Series B Common Stock: 0

  The Articles of Incorporation authorize the issuance of 5,000,000 shares of Series B Common Stock of the Company (the "Series B Common Stock"), none of which are issued or outstanding.

  Voting Rights and Information Rights

  The holders of shares of Series B Common Stock shall have the same rights, priviliges and preferences as the holders of Series A Common Stock, except that (a) the Series B Common Stock shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the shareholders; (b) on any matter on which the holders of Series B Common Stock are entitled to vote by law, they agree to vote with the majority of the holders of the Series A Common Stock; and (c) the holders of Series B Common Stock have no information or inspection rights, except with respect to such rights deemed not waivable by law.

  Dividend Rights

  Subject to the rights of the holders of Preferred Stock, the holders of shares of Series B Common Stock together with the holders of shares of Series A Common Stock are entitled to dividends if and when declared by the Board paid to them.

  Liquidation Distributions and Change of Control

  Subject to the rights of the holders of Preferred Stock and the Existing Convertible Noteholders (as defined below), in the event of the liquidation, dissolution, or winding up of the Company, the holders of Series B Common Stock with the holders of Series A Common Stock will be entitled to share pro rata in all of the assets of the Company after payment of all liabilities and setting aside sufficient assets as required under law.

Subject to the rights of the holders of Preferred Stock and the Existing Convertible Noteholders, in the event of a change of control of the Company, holders of Series B Common Stock and holders of Series A Common Stock are entitled to share pro rata in the consideration paid to the holders of capital stock or for the assets purchased from the Company upon distribution of the proceed received by the Company in the sale of assets.

Redemption

In connection with any equity financing of the Corporation in which its receives gross proceeds to of at least $500,000 (a "**Qualified Financing**"), the Company may, in its sole discretion, redeem each share of Series B Common Stock at a price equal to the price paid for each share of capital stock in the Qualified Financing. Such redemption shall occur no later than thirty (30) days following the closing of the Qualified Financing.

- Preferred Stock: 0

The Articles of Incorporation authorize the issuance of 5,000,000 shares of Preferred Stock of the Company (the "Preferred Stock"), none of which are issued or outstanding.

The rights, preferences, and privileges of the Preferred Stock have not been established. The Board has the authority at any time to provide out of the unissued shares of Preferred Stock for one or more series of Preferred Stock and, with respect to each series, to fix the number of shares constituting that series and the designation of that series, the voting powers, if any, of the shares of that series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of that series.

- Convertible Promissory Notes: 566,667

On February 2, 2018, the Company closed a round of convertible note financing, pursuant to which it raised $566,667. The Company entered into an Amended and Restated Convertible Note Purchase Agreement (the "Note Purchase Agreement") and several convertible promissory notes (the "Existing Notes"). Pursuant to the Note Purchase Agreement, the Company is entitled to raise up to $1,000,000, of which it has raised $566,667.

The Existing Notes accrued interest at a rate of 7% per year and the maturity date is December 31, 2020.

The principal and accrued interest payable under the Existing Notes convert automatically upon the issuance of preferred shares in a financing in which the proceeds are at least $500,000 ("Existing Qualified Financing"), into the Preferred Stock issued and sold at the closing of the Existing Qualified Financing that occurs on or prior to the maturity date. The number of shares of Preferred Stock into which the Existing Notes convert will be equal to the quotient obtained by dividing the outstanding amounts under the Existing Notes by the Existing Note Conversion Price. For purposes of the Existing Notes, the "Existing Note Conversion Price" is the price per Preferred Stock issued by the Company upon the conversion of the Existing Notes multiplied by 30% but the Existing Note Conversion Price cannot exceed $2,400,000 pre-money on a fully-diluted basis.

If there is an event of default or change of control before an Existing Qualified Financing, then the outstanding amounts under the Existing Notes may be convertible into "Series Seed Preferred Shares" based on a fully-diluted pre-money valuation of $2,400,000.

Upon a change of control, the holders of Existing Notes have the right to cause the outstanding amount under the Existing Notes to be immediately due and payable upon the change of control or convert that amount into Series Seed Preferred Shares at a valuation of $2,400,000 pre-money and on a fully-diluted basis.

Pursuant to the terms of the Note Purchase Agreement, the Board of Directors shall be composed as follows: (i) David Donald shall have the right to designate one of the members of the Board of Directors, which shall initially be David Donald, (ii) two common directors, which shall be Simon Goode and Brian Powell, and (iii) the lead investor shall have the right to designate one of the members of the Board of Directors, which shall be John De Vincent.

Pursuant to the terms of the Note Purchase Agreement, the lead investor shall have the right to designate a nonvoting observer to attend all meetings of the Board of Directors and all committees thereof.

Pursuant to the terms of the Note Purchase Agreement, the noteholders who invested at least $100,000 are entitled to quarterly and annual financial statements.

Pursuant to the terms of the Note Purchase Agreement, the noteholders have certain rights if more than $500,000 of the Existing Notes are outstanding, which prevent the Company from doing any of the following without the consent of the Existing Notes holders:

- amend or repeal any provision of the Company's Articles of Incorporation, bylaws or other governing documents if such amendment or the repeal of such provision would have a materially adverse effect on the Existing Notes;

- issue shares of the Company, or the right to purchase shares of the Company, other than (i) the Company's common stock, (ii) the Company's preferred shares pursuant to a permissible financing, and (iii) options or other share awards to employees or directors of, or consultants or advisors to, the Company pursuant to an equity incentive plan that has been approved by the Board of Directors (and shares issuable pursuant to exercise of such options or other share awards);

- authorize or effect the issuance of any debt (other than the Existing Notes, credit cards, trade debt and lines of credit for inventory, work in progress and other asset-based finance) having an aggregate principal amount in excess of $100,000, with limited exceptions;

- declare or pay any dividends or return any capital to any of its members or redeem, purchase or retire any of its shares, except for repurchases of common stock from officers, directors, employees or consultants at the original purchase price per share upon any termination of a relationship with the Company;

- authorize or effect (i) any sale, lease, transfer, license or other disposition of all or substantially all of the assets of the Company, (ii) any merger or consolidation or other reorganization of the Company with or into another entity, (iii) the acquisition by the Company of another entity by means of a purchase of all or substantially of the equity interests or assets, including intellectual property rights, of such entity, or (iv) a liquidation, winding up, dissolution or adoption of any plan contemplating the same;

- enter into any transaction, other than employment or consulting agreements on a basis consistent with past practice, with any officer, director or beneficial owner of five percent (5%) or more of the Company's common stock or any affiliate of the foregoing; or

- increase the annual compensation paid to any officer or senior management beyond $100,000 or, once such person's annual compensation exceeds $100,000, then during any subsequent period by more than five percent (5%) of such person's prior year compensation, except in limited circumstances.

- Convertible Promissory Notes: 0
  - In this offering, the Company is selling a series of convertible promissory notes (the "Notes") with the following terms:

- Interest accrues at a rate of 7% per year.

- The maturity date is December 31, 2020.

- The principal and accrued interest payable under the Notes convert automatically upon the issuance of capital stock of the Company in a financing in which the proceeds are at least $500,000 (a "Qualified Financing"), into shares of Series B Common Stock. The number of shares of Series B Common Stock into which the Notes convert will be equal to the quotient obtained by dividing the outstanding amounts under the Notes by the Note Conversion Price. For purposes of the Notes, the "Note Conversion Price" is the price per share of capital stock issued by the Company upon the conversion of the Notes multiplied by 30% but the Note Conversion Price cannot exceed $5,000,000 (on an as-converted and a fully-diluted basis). However, the Company has the right, in lieu of issuing shares in the Qualified Financing to pay the greater of (i) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note, and (ii) the amount equal to the number of shares of Series B Common Stock the Investor would have been entitled to receive in connection with the Qualified Financing divided by the number of shares of capital stock of the Company (on an as-converted and fully-diluted basis) multiplied by the value of the Company in the Qualified Financing.

- Upon a change of control, the holders of Notes have the right to receive the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under the Note or (b) the amount the investor would have been entitled to receive in connection with the change if control if the aggregate amount of principal and interest then outstanding under the Note had been converted into shares Series B Common Stock pursuant to a Qualified Financing immediately prior to the closing of the change of control transaction.

What it means to be a Minority Holder

As a minority holder of capital stock of the Company and a holder of Series B Common Stock, which is non-voting, the investors will have limited ability, if any, to influence our policies or any other corporate matters, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a merger of the Company, a sale of the Company's stock, a sale of assets of the Company, or transactions with related parties.

Dilution

Investors in this offering should understand the potential for dilution. Each investor's ownership of the Company could be diluted due to the Company issuing additional shares of capital stock of the Company. If the Company issues more shares of capital stock of the Company, then the percentage of all capital stock of the Company that you own will decrease, even though the value of the Company may increase, and investors will own a smaller portion of a company with greater value than before the dilution. An additional issuance of shares of capital stock of the Company could result from a stock offering (such as an initial public offering, another crowdfunding offering, a venture capital offering or angel investment), employees exercising stock options or other equity awards, or by conversion of certain instruments, such as convertible notes or warrants, into capital stock of the Company.

If the Board decides to issue additional shares of capital stock of the Company, then investors could experience (i) value dilution because each share of capital stock of the Company would be worth less than before the issuance, (ii) control dilution because the total percentage of the Company that each investor owns would be lower than before issuance, and (iii) earnings dilution because the amount each investor earns per share may be lower than before the issuance.

The type of dilution that is most detrimental to early-stage investors occurs when a company sells more shares of capital stock in a "down round," meaning at a lower valuation than in the earlier offering, including this offering.

If an investor making an investment expecting to own a certain percentage of the Company's capital stock or expecting each share to hold a certain amount of value, then it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share of capital stock, ownership percentage, and earnings per share.

In addition, the Company has issued several convertible notes, which may convert into capital stock of the Company. The convertible notes provide that they will convert into shares of Preferred Stock at the issuance of shares of Prefered Stock in a financing in which the gross proceeds are at least $500,000. The convertible notes will convert into the number equal to the outstanding amount payable under the convertible note at the closing of the financing divided by the price per share of Preferred Stock in the equity financing multiplied by the discount rate of 30%. Similarly, the holders of the convertible notes have the right upon an event of default or change of control to elect to convert the notes into series seed preferred shares at a fully-diluted pre-money valuation of $2,400,000.

Any conversion of the convertible notes will result in dilution for the holders of capital stock.

The Company is contractually obligated under the Note Purchase Agreement to create an equity incentive plan. Under that plan, certain equity awards may be granted. Those equity awards may result in dilution to the investors.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

The Company was founded in November 2016 and began operations in early 2017.

Revenue, Cost of Sales and Gross Margin

The Company undertook a soft launch its direct to consumer business in November 2017. Revenue for 2017 was $66,124, with Cost of Sales of $48,850. Gross profit margin on sales was $17,613.

Expenses

The Company spent $332,621 on operating expenses in 2017. These operating expenses were primarily to cover development costs, including sales and marketing, compensation and general and administrative costs, including the following:

- The design and development of the Junto eBikes (1st half of 2017) and commercialization by an industry leading industrial engineer.
- Prototyping with a top Chinese OEM and refinement in conjunction with our in-house design team.
- Development of a proprietary direct to consumer shipping box that enables ebikes to arrive 98% assembled.
- Identification and relationship built with a final assembly and fulfillment warehouse to handle consumer delivery.
- Development of the brand strategy and visual look and feel for the eBikes.
- Development, testing, and launch of the website and ecommerce system.
- In November 2017, we conducted a soft launch of the ecommerce program. This included initial testing of various digital marketing elements including search engine marketing, local marketing, and public relations. We also developed our amazon selling platform.

The Company's total net operating loss for the calendar year 2017 was $311,567.00

Financial Milestones

The company has already achieved important financial milestones in 2017; secured convertible debt investment of $416,667 in 2017 and a further $150,000 in Q1 2018. The company ordered and received its first containers of bikes in November 2017. It developed and operated a fully functional e-commerce system and website starting in Q4 2017. It onboarded a digital advertising agency in March, 2017. It designed 2nd generation bikes for launch in late 2018.

Key milestones for the balance of 2018 are to launch a rigorous program to identify scaleable digital advertising and local marketing programs to grow the business, order the second generation of the Junto bikes for delivery in late 2018, to open a final assembly facility in Philadelphia by Q4 2018 and to design our third generation bicycles for launch in 2019. The company is projecting sales of $1.3 million, with a cost of sales of $0.86M and an operating loss of $0.58M in 2018

Our ability to meet these revenue targets and cost targets in 2018 will rely heavily on our ability to raise the necessary capital under this and other offerings. Further, our success will rely on our ability to gain consumer acceptance to scale our e-commerce business, secure a reliable supply of electric bicycles and other factors that are outside of our control (including trade and transportation regulations, the price of competitive products and other factors)

Liquidity and Capital Resources

The Company had raised $416,667 in unsecured convertible notes as of December 31, 2017, and raised an additional $150,000 pursuant to the unsecured convertible notes in February 2018. These funds were used to purchase to fund the development of the first Junto bikes, to develop the brand and e-commerce platform, the pay salaries for the current team and to fund the initial inventory purchase of bikes.

The Company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the Company is successful in this offering, then we will seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company. Specifically, if the $107,000 crowdfunding raise is fully subscribed, then we intend to raise at least another $650,000 by either expanding the crowdfunding offering or concurrently conducting a private placement of additional convertible debt. Use of these funds will be to fully fund the rollout of our marketing efforts, ensure sufficient funds to continue to invest in product development and purchases of new bikes.

Indebtedness

The Company has 3 outstanding convertible debt agreements for a total $416,667 investment in the form of unsecured convertible promissory notes. The notes bear an interest rate of 7% per year, which will be accrued until either the notes convert to equity or the date of maturity which is December 31, 2020. In addition, the company has secured credit card financing and a short term loan from Brian Powell, one of the founders for a total $55,701. The note is for $25,000 and has a 3% annual interest rate and a maturity date of 12/31/2018 and can be rolled over at the agreement of both parties. The credit card financing is on one of founder's, Simon Goode's personal credit card for the amount of $25,531 (as of December 31, 2017)

Recent offerings of securities

- 2018-02-12, 506(b), 566667 Convertible Promissory Notes. Use of proceeds: The funds from the convertible promissary notes were used to develop prototypes or our Gen 1 ebike, develop our brand and e-commerce platform, develop and produce a proprietary direct to consumer shipping box that enables ebikes to arrive 98% assembled, to purchase our first containers of electric bicyles, to fund various digital marketing programs including search engine marketing, local marketing, and public relations and to develop our amazon selling platform.

Valuation

$5,000,000.00

The company has not undertaken any efforts to produce a valuation of the Company. The price of the shares reflects the opinion of the board as to what would be fair market value when the shares are expected to convert. The company's intention is to secure an institutional investment round in late 2018 or 2019, although these plans are subject to change and the discretion of the board of directors

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$6,420
Net Proceeds	$9,400	$100,580
Use of Net Proceeds:		
Marketing	$9,400	$44,000
Working Capital	$0	$49,580
Accounting	$0	$7,000
Total Use of Net Proceeds	$9,400	$100,580

We are seeking an initial raise of $107,000 in this offering through Regulation Crowdfunding, with a minimum target raise of $10,000. We have agreed to pay Start Engine Capital LLC ("Start Engine"), which owns the intermediary funding portal StartEngine.com, a fee of 6% on all funds raised. The net proceeds of this offering, whether the minimum target amount or the maximum amount is reached, will be used to support marketing efforts to build sales, undertake a review of our financials by a qualified accounting firm to enable us to raise further funds through Start Engine, and working capital to finance purchase of new inventory of bikes. For the marketing spending proceeds, we intend to invest in digital and social media advertising, content development and to test the ability of local marketing to drive sales.

The identified uses of proceeds are subject to change at the sole discretion of the executive officers of the Company and the Board based on the business needs of the Company.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The Company will make annual reports available at www.juntobikes.com in the tab labeled "Support." The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Junto Bicycle Works, Ltd

[See attached]

I, Brian Powell, the President and CEO of Junto Bicycle Works, Ltd, hereby certify that the financial statements of 2017 and 2016, Junto Bicycle Works, Ltd and notes thereto for the periods ending January 1, 2016 to December 31, 2017 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year ending December 31, 2017 the amounts reported on our tax returns were total income of $66,124; taxable income of $310,157 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 9, 2018.

_____ (Signature)

President & Chief Executive Officer
April, 8, 2017

JUNTO BICYCLE WORKS, LTD

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2017 and 2016

JUNTO BICYCLE WORKS, LTD
Index to Financial Statements
(unaudited)

JUNTO BICYCLE WORKS, LTD
BALANCE SHEETS
DECEMBER 31, 2017 AND 2016
(unaudited)

	2017	2016
ASSETS		
Current Assets:		
Cash and cash equivalents	$7,803	$-
Accounts Receivable	500	-
Inventory	222,729	-
Other Current Assets	19,474	
Total Current Assets	250,506	-
Total Fixed Assets	5,223	-
TOTAL ASSETS	$255,728	$-
Current Liabilities:		
Accounts payable	$72,101	$-
Credit Cards & Short Term Loans -related party	55,701	-
Accrued interest on convertible notes payable	18,660	-
Other Accued Liabilities	3,236	-
Total Current Liabilities	149,699	-
Long-Term Liabilities:		
Convertible notes payable	416,667	-
Total Long-Term Liabilities	416,667	-
Total Liabilities	566,366	-
Stockholders' Equity (Deficit):		
Common stock, $0.0001 par, 17,000,000 shares authorized, 9,100,000 shares issued and outstanding, 5,683,333 shares vested, as of December 31, 2017	929	-
Additional paid-in capital	-	-
Accumulated Deficit	(311,567)	-
Total Stockholders' Equity (Deficit)	(310,638)	-
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$255,728	$-

JUNTO BICYCLE WORKS, LTD
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(unaudited)

	2017	**2016**
Net revenues	$66,133	$-
Cost of net revenues	(48,520)	-
Gross profit	17,613	$ 0
Operating Expenses: Sales and marketing	69,916	-
Compensation and benefits	127,854	-
General and administrative	124,422	-
Research and development	5,694	-
Total Operating Expenses	327,886	-
Loss from operations	(310,273)	-
Other Income/(Expenses):		
Depreciation and other expense	(1,294)	-
Total Other Income/(Expenses)	(1,294)	-
Net Loss	($ 311,567)	$ 0

JUNTO BICYCLE WORKS, LTD
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(unaudited)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount			
Inception	-	$ -	$ -	$ -	$ -
Issuance of founders stock	9,100,000	929	-	-	929
Net income (loss)	-	-	-	-311,567	-311,567
Balance at December 31, 2017	9,100,000	$ 929	$ -	$ (311,567)	$ (310,638)

JUNTO BICYCLE WORKS, LTD
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(unaudited)

	2017		2016
Cash Flows from Operating Activities			
Net Loss	$(311,567)		$-
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Changes in operating assets and liabilities:			
Change in accounts receivable	(500)		-
Change in inventory	(222,729)		-
Change in accounts payables	72,101		-
Change in credit cards and short term loans	55,701		-
Change in accrued interest payable	18,660		-
Change in sales tax payable	3,236		-
Changes in pre-paid interest	(19,474)		-
Net Cash Provided By/(Used In) Operating Activities	(404,571)		-
Cash Flows from Investing Activities			
Change in fixed assets	(5,223)		-
Net Cash Provided By/(Used In)Investing Activities	(5,223)		-
Cash Flows from Financing Activities			
Proceeds from issuance of convertible notes payable	416,667		-
Proceeds from issuance of common stock	929		-
Net Cash Provided By Financing Activities	417,596		-
Net Change In Cash	7,803		-
Cash at Beginning of Period	-		-
Cash at End of Period	7,803		-

NOTE 1 – NATURE OF OPERATIONS

Junto Bicycles Works, Ltd was formed on November 16, 2016 ("Inception") in the State of Pennsyslvannia. The financial statements of Junto Bicycles Works, Ltd (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Philadelphia, Pennsylvannia.

The company engages in the design, development, sales and marketing of electric bicycles. Junto's ebikes are designed from the ground-up for comfort, stability, safety and durability with a powerful combination of proprietary geometry, race tested components and best-in-class (rugged) tires. By cutting out the middleman & direct shipping, Junto delivers industry-leading value. Each Junto arrives 98% assembled ready to ride in minutes with a 2 year warranty on the drivetrain and a 7 year warranty on the frame.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities
in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 20X1 and 20XX. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company typically collects revenue upon sale and recognizes revenue when either funds are received (unless the product is on backorder).

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal Jurisdiction, Pennsylvania and Idaho state jurisdictions. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The Company funded its operations in 2017 using $416,667 investment in the form of convertible debit (of which $50,000 was to a related party). The notes bear an interest rate of 7% per year, which will be accrued until either the notes convert to equity or the date of maturity which is December 31, 2019.

In addition, the company has secured credit card financing and a short term loan from one of the founders for a total $55,701.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 17,000,000 shares of our common stock with par value of $0.0001. As of 12/31/2017, the company has currently issued 9,100,00 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

The company has engaged in three related party transactions. One of the founders participated in the 2017 convertible debt financing with a $50,000 loan. In addition, another of the founders has made a $25,000 short term loan to the company. Lastly, one of the founders is using a personal credit card to provide short term financing in the amount of $25,531 (as of December 31, 2017)

NOTE 7 – SUBSEQUENT EVENTS

Subsequent to December 31, 2017, the Company secured an additional $150,000 of convertible note financing.

The Company has evaluated subsequent events that occurred after December 31, 2017 through April 15, 2017, in the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


Junto Bicycle Works, Ltd is pending **StartEngine Approval.**

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Junto Bicycle Works, Ltd
Electric Bikes to Replace Your Cars

● Small OPO   🏠 Philadelphia, PA   🏷 Transportation   ◎ US Investors Only

Overview | Team | Terms | Updates | Comments | **Share**



Electric Bikes that Will Make You Ditch Your Car

Invest in Junto E-Bikes

Our cities are grinding to a halt! They are mired in gridlock as we continue to sell 17 million cars per year. My 75 minute/13 mile commute is insane and no longer tenable! It's time for action.

While Americans view bicycles primarily as recreational vehicles, the rest of the world views the bike (& e-bike) as a transportation & mobility option. We started Junto Bicycle Works as a catalyst to change America's outdated perception of bikes and e-bikes as a daily commuter & transit option. **Our goal is to convince people to look twice (at a bike or an e-bike) before they buy a second...or even their first car.**

By owning an e-bike you are inherently doing YOUR PART in making our world a better place. Your commitment to an e-bike will reduce pollution, ameliorate congestion & mitigate the useless stress created by traffic in America's urban and suburban areas. Oh...and it'll make you feel like a million bucks!

Simon Goode and I have experience creating social change. Before starting Junto, we have spent -a combined- **45 years helping consumers understand why they should abandon additives & preservatives** in their food as they began to integrate nutritious whole & organic foods into their diets. We grew-up when Tang, Spam, and Velveeta were staples and ketchup was considered a vegetable! We helped to win the battle against BIG FOOD and now the entire country has embraced organic foods as they have eliminated processed sugar & chemicals from their diets.

To me, it takes a lot of **courage for a little company to boldly stand-up to the TITANS of an industry**, but it is the only way to bring about change.   Leadership & innovation are the reasons that start-ups seem to always be in position to change the world. **We are ready & eager to being to excite the change that our country needs!**

We have designed our e-bikes to take on the (shall I say...ahem...rugged?) streets & trails of Philadelphia. I have ridden JUNTO1 over 4,000 miles since this prototype was assembled last August. Trust me.. this bike is tougher than a North Philly pothole! We use custom frames with race-quality components and quality parts to provide





custom frames with race-quality components and quality parts to provide durability, safety, and a smooth ride. **By going direct and cutting out unnecessary retail margin, we can bring a bike to market that is 98% assembled and comparable in many ways e-bikes that sell for $4,000. A Junto will be delivered to your door for $1,799.**



We're on an environmental and social mission Our business model is designed to ramp-up quickly and efficiently, but we need your help. Junto is seeking like-minded leaders to invest in our vision, our brand & our growing community. **If you are excited about becoming a change agent, we ask that you consider joining our cause. Help us break the automobile's grip on our culture...one electric bicycle at a time.**

Brian Powell
Founder & CEO

The Offering

Investment

Convertible Note | Minimum $500 Investment
Note converts to **Series B Common Stock** when the company raises a minimum $500,000 in a Qualified Financing (by an institutional or other experienced investor and does not include the regulation crowdfunding investment).
Maturity Date: December 31, 2020.   Annual Interest Rate: 7%
Valuation Cap: $5,000,000
Discount Rate: 30%

Perks*
If you invest $1,000, you will receive a $200 discount off your Junto e-bike + a Junto t-shirt
If you invest $2,500, you will receive a $500 discount off your Junto e-bike + a Junto t-shirt
If you invest $5,000, you will receive a $1,000 discount off your Junto e-bike + a Junto t-shirt
If you invest $7,500, you will receive a FREE Junto e-bike + a Junto t-shirt
If you invest $15,000, you will receive TWO FREE Junto e-bikes + a Junto t-shirt

All perks will be delivered after the Offering is completed, and the discounts apply to any purchases on juntobikes.com

Junto Bikes plans to galvanize America to adopt e-bikes as a viable, socially conscious & eco-friendly option for individual mobility.





Our Name, Mission & Emerging Community is Modeled on the Spirit of Philadelphia

Jun·to, n.
ˈjəntō/
- a group of persons joined for a common purpose
From Spanish, adj.
- together, united, or council

Junto, in Spanish, means "united" or "council." In the early 18th Century, Benjamin Franklin, on a never-ending quest to better Philadelphia, orchestrated gatherings of its citizenry in local taverns to discuss the city they loved. These meetings became known as Junto Clubs. The Junto Clubs were forums for sharing political, philosophical, scientific & other pivotal issues of the day. **Many historians agree that the Junto Clubs were the precursor of The American Revolution.**

We like to think that we are on a similar revolutionary path. Our goal is to not just create a bike but to create a community within a movement. We want to create a **new Junto**. Your investment secures your position as an owner of a movement and an agent of change. By voting with your dollars, you will have chosen to do your part in creating a mobility revolution in America. The impact of your investment will create a palpable difference for our country and the world.



Bullet-proof Electric Bikes to Fuel Your Commute

We believe that electric bicycles as they currently exist in the USA need rejuvenation. In our opinion, the American e-bike community is significantly populated by DIY modified bicycles and cheap imports hardly representative of what actually constitutes an electric bicycle. We believe many of the circulating e-bikes of quality are expensive.

Junto e-bikes have been designed from the ground up by American commuters, not converted with kits, and not picked off a factory shelf. Creating a reliable and rugged e-bike fitting of your locale's topography and infrastructure was of the utmost importance to us, and delivering it for an efficient price was essential.

In our opinion, neither cheap imports nor $4,000+ bikes are able to adequately tackle the coming crisis of urban mobility. At Junto, we trim all the fat. **We make e-bikes that don't compromise component selection**, don't cost an arm and a leg, and let you keep your current bike mechanic. Every outgoing Junto is tuned meticulously and delivered a 98% assembled in our custom designed box. Just install the front wheel, the right side pedal, and the seat post and you're ready to execute change; for yourself, your community, and the globe.





Best Bang for Your Bike

Junto is committed to delivering high quality electric bicycles with a price tag that lets you see savings and change sooner. Utilizing components seen on $5,000 e-bikes and our highly developed direct-to-consumer model, **we think we are able to better serve our consumers and empower them with tools for fostering real change, all for a fraction of the cost.** Every Junto is backed by a 2-year all components warranty and a 7-year frame warranty.

Smooth, Comfortable, and Supported

Our custom designed aluminum frame combined with 29" double-wall wheels gives the smooth and stable ride of a mountain bike, with the street-smarts of an urban commuter. Junto e-bikes also arrive 98% assembled in our custom box, saving you the time and trouble of assembly. Customer support starts the second someone lands on our website, and certainly doesn't end the second their Junto hits their doorstep.

Efficient

Just how efficient is a Junto e-bike? Depending on the rider, route, and level of assistance, **Junto e-bikes have between 30 and 60 miles of range on a single charge.** Legal to operate in almost every state and practically every place a traditional bicycle can travel, the true efficiency of a Junto is subject to its owner's willingness to leave their car at home. Once the benefits and savings are apparent, we've found it to be a pretty easy transition!

Long Lasting Battery

An e-bike is truly the sum of its parts, and the same can be independently said about their batteries. **Junto uses state-of-the-art lithium ion batteries that contain Samsung cells and highly developed battery management systems (BMS) to keep consumers safe, on and off the bike.** Batteries are very much so the heart and brain in an e-bike system, and must be treated as vitally.

 

What's Next?



 

Innovation doesn't end with a bombproof bike and a lean-and-mean business model. Junto was forged from a desire to foster change, and that is exactly what we plan on doing. Another definition of Junto is



that is exactly what we plan on doing. Another definition of Junto is "together"- and progress doesn't stop once a problem is solved- together we can utilize alternative transportation to heal the damage done, and then grow stronger. **With more models on deck and cutting-edge connective technology readily becoming a reality, we at Junto have our fingers on the pulse of how to change our cities and our lives.**

We have several revolutionary products coming to fruition, including an e-cargo bike, that will set the standard for urban hauling via electric bicycle, and a step-though model (rendering to the left).

E-Bike Sales In The US Are Growing Rapidly. **The Time is Right for Junto.**

Electric bicycles have been a key part of the solution to congestion around the world for some time. Over **35 million e-bikes were sold worldwide in 2016**, making e-bikes the best-selling electric vehicle on the planet. But in the U.S., e-bike penetration has been relatively low.

However, the U.S. e-bike market has started to grow rapidly and build scale. **Electric bicycle sales have nearly tripled over the last 36 months. In the first half 2017, units sales were up 96% vs YAG. The number of electric bicycles sold in the USA in 2017 is estimated at 263,000 units.**

A further indicator that the U.S. market may be reaching a tipping point is that **24% of consumers are now ready to consider replacing their car with an e-bike for their daily commute.** In major metro areas, the number was even higher. In our opinion, Junto's message is perfectly positioned to take advantage of the growing consumer interest in e-bikes as mobility solutions.



Did You Ever Think You Could **Ride a Bike Without Breaking a Sweat**?



Junto e-bikes are a practical alternative to driving that can help you avoid traffic and cut down on your commute time. A study in New York has shown that transportation by bike is faster than transportation by car for over 90% of trips under 5 miles. Our bikes have all the benefits of biking without the fatigue, grime and sweat. Although **67% of cyclists said they needed a shower after a standard bike trip, 74% didn't need a shower after riding their e-bikes.**

Once you're out of the car and in the bike lane, the savings are substantial. **More than 80% of survey respondents agreed that electric bikes functionally replace cars**, so you can save time and money on commuting and everyday driving. On average, traffic forces travelers to allow 48 minutes for a trip that would otherwise take 20 minutes. At a consistent 20 mph, we feel that you will be able to skip the gridlock on your Junto so you can get to work faster, feeling pumped up from the ride, not worn down from the traffic. Plus, parking is free!

Every time you leave the house in your Junto, we feel that you will be doing good for the local community and the world.

Meet The Junto Family: What Our Riders Are Saying...











Just wanted to let you know that I'm loving the Junto! It's cut my commute time by almost 50%, which is more than I thought. I also love the fact that it's such a sturdy bike, which is important for a guy my size.

"I have about 300 miles of commuting on this bike now, so feel like I have enough experience to provide a review. As a Philly resident, I can confidently say that this bike was designed to suit this environment. It's best to think of it as a mountain bike with a rigid frame and big street tires."

"Even riding my bike half the time I'm looking to recoup my investment after 7 months!

The time piece also has some additional benefits of getting to spend more time with the family in the morning and getting home earlier in the evening so I can spend time with my daughter before she goes to bed. An extra half hour at night means a lot."

Abraham Okorodudu

Roman Strakovsky

Trevor Pousson



People Are Becoming Increasingly Aware of the Need to Do Better for The Environment

Getting cars off the road isn't just good for us; it's good for the planet. In the U.S., increasing bicycle and pedestrian trips by 3% would reduce greenhouse gas emissions by 33 million tons.

Commuter e-bikes are highly efficient, averaging 570 miles on the equivalent of a gallon of gas. That leaves a typical hybrid car's 50 mpg miles behind, and while various companies are pushing electric cars as the future of transportation, these vehicles only get around 114 mpg. And you're still stuck in traffic!

Less than one-third of car trips taken in the United States are under 5 miles. On your e-bike, these trips are quicker, cheaper, and less stressful. Reducing congestion has widespread personal, civic, and environmental benefits, and **electric bikes offer a vehicle that is economical for you and for society.**

Join a Movement for a More Efficient, Fun, and Sustainable America





IF YOU LIKE THE PRODUCTS AND IDEAS BEHIND WHAT YOU'VE JUST READ (and decide to invest) PLEASE CONTACT US ABOUT OUR AMBASSADOR PROGRAM. Help to change you town or city while making some EXTRA CASH selling Juntos to your friends & family!

Junto is Founded

We establish Junto and the rest is history!

November 2016

First production run complete including CPSC testing

We produced our first containers of bikes including conducting rigorous safety testing

September 2017

Future e-Bikes Design Finalized Including Connectivity Solutions

Design & engineering are being finalized for Gen 2 bikes in preparation for production in late summer

May 2018

Gen 2 Prototypes delivered

Our next generation of bikes is delivered (ANTICIPATED)

June 2018

Start shipment of Gen 2 bikes

And our customers are able to take to the pavement in their new Junto e-bikes! (ANTICIPATED)

September 2018

March 2017

First Angel Investment Secured

We secured our first angel investment allowing us to roll up our sleeves and really get to work!

November 2017

Soft Launch and first bikes ship to consumer

First e-Bikes arrive in the US and shipment to customers begins

May 2018

Launched on StartEngine

Now YOU can own a part of our company!

August 2018

Junto Fulfillment Facility opens

Our assembly facility will open allowing us to assemble larger quantities of bikes to keep up with our growing demand (ANTICIPATED)

In the Press




SHOW MORE

Meet Our Team



Brian Powell

Founder, CEO, President & Director

Brian is the Founder of Junto. He had his first (HOLY SHIT MOMENT) EBike ride in 2016...and the rest is history. Brian is an expert in early stage companies. Prior to Junto, Brian was the Founder of Powell & Mahoney Craft Cocktail Mixers in 2010 - America's #1 brand of Premium mixers. Brian is also a Partner/Founder of Upgrade Partners (from 2016 to present), a boutique consulting agency in the Better-for-You & Organic Foods Industry. Having focused on rapid growth brands throughout his career, Brian was an Executive VP at Stirrings, which was Sold to Diageo in 2010. Prior to that Brian & Simon Goode founded allGoode Organics- a start-up in the nascent ORGANIC FOODS Movement. Prior to allGoode, Brian & Simon worked together at Balance Bar which was sold to Kraft Foods for $268M in 2000. Brian's early experience was in Sales Management at The Nutrasweet Company, Hanover Brands and Bell & Evens. Brian lives in Philadelphia with his wife of 29 years, Sandra, his two children & three dogs. Brian studied History at St Joseph's University in Philadelphia. Since founding the company in November 2016, Brian spends at least 60% of his time working on Junto but also continues his consulting work for Upgrade Partners (about 16 hours a week.)





Simon Goode

Chief Operating Officer & Director

Simon has been COO of Junto since January 2017. He is an expert in early and growth stage healthy living companies. Previously, from 2010 - 2016, he served as CEO & President of Promax Nutrition Corporation, the distributor of Promax and Pure Organic nutrition bars, where he drove exponential growth of Pure Organic brand and engineered the sale of both brands to strategic investors in 2016. Simon has held a number of senior general management and marketing positions in the food & nutrition business. Simon holds an MBA from the Anderson School at UCLA and BS, Economics from the London School of Economics. Simon spends at least 60% of his time working on Junto but is also principal of Goode Consulting where he



Sam Ebert

Operations, Supply Chain, Commercialization, Product Manager

Junto was conceived over a patio conversation between Sam and Brian in the summer of 2016. Since then, Sam has served as a founder and the head of product, drawing from a lifelong obsession with bicycles and a fascination for manufacturing. With a rich history of wrenching, racing, and urban commuting, Sam brings a unique and concrete vision to the product line at Junto. Born and raised in Philly, Sam flew the coop when it came to higher education and studied at Kenyon College in Ohio, where much of his worldview would be formed and ultimately find its way into Junto's mission. Defeating car culture, spurring urban mobility, and



Mike Tonkinson

Bicycle Designer & Creative Director

Mike has been with Junto since the beginning and currently serves as a founding member and chief of design. Pulling from his tenure at Philadelphia's University of the Arts, where from he received his BS in Industrial Design, he was principally responsible for the aesthetic and iconographic development of the brand. Essential to Junto's product development, marketing strategy, and online presence, Mike is as much the glue in day to day operations as he is an independent driving force. Prior to Junto, Mike managed product design and sourcing in the high-end timepiece industry which took him to China on multiple occasions and solidified him as a capable agent of the manufacturing



Steven Nisi

Customer Service & Logistics Manager

Steven Nisi, our customer service and logistics manager, has been working in the cycling industry for years. Steve's primary role at Junto is to make sure the customer experience with Junto exceeds all expectations from the first order placement on the website to the first ride in the neighborhood.   Steve draws on his experience riding across the world, and working in bike shops on the East coast and across the Midwest.   In his off time from Junto, he is still a part-time professional bicycle mechanic at Bicycle Garage Indy, one of the Midwest's largest bicycle retailers.

is involved with select other food and beverage projects (about 16 hours a week.)



unlocking the socio-economic potential of our urban city centers is a vision worth working toward, and Sam ensures Junto's products are as physically up to the task as they are conceptually.



world.





Dave Donald
Director

In 2005 David founded and is still currently CEO of PeopleShare. PeopleShare has grown to become the largest public or privately held staffing company in Pennsylvania and one of the top 100 largest staffing companies in the country. PeopleShare specializes in temp, temp-to-hire, and direct hire staffing in the clerical, light industrial, and financial staffing. He serves as a Director of Junto Bikes (starting March 2018) and spends about 3 hours a week with the company. Board Positions Appointed by Philadelphia Mayor Nutter, David has served since 2008 on the board of Philadelphia Works and on the Advisory Board to Temple's Graduate Fox Business School since 2009. Prior to starting PeopleShare, David founded Keystone Staffing a temporary service company providing clerical, accounting and light industrial employees to businesses in Southeastern Pennsylvania. David sold Keystone to a publicly traded, $2 billion staffing company. As the East Coast Regional Manager for the new company, David led his region from $5 million in revenue to $53 million over the following 4 years opening 10 offices in major markets.



John DeVincent
Director

John DeVincent is a software marketing veteran who has successfully built marketing teams for Docupace Technologies, eMoney Advisor and VerticalNet. As a Director at Junto Bikes (starting November 2017), he spends 3 hours a week with the company. John started as an investment advisor (holding Series 7 and 63 licenses) for a regional Asset Management company where he started his career. John went on to develop a retail chain of sporting goods stores where he expanded the footprint and launched the company's e-commerce facilities. Most recently from 2014-2017, John served as EVP Marketing for Docupace Technologies, a document management automation software company. In addition to sitting on the board at Junto he holds board seats with MobSoc Media (from 2009 - Present) and Key Insight.

Offering Summary

INVESTMENT OPPORTUNITY

Convertible Promissory Notes

Note converts to Series B Common Stock when the company raises a minimum of $500,000 in a qualified equity financing

Maturity Date: December 31, 2020

$5,000,000 Valuation Cap

30% Discount Rate

7% Annual Interest Rate

Maximum ($107,000) of Convertible Promissory Notes

Minimum ($10,000) of Convertible Promissory Notes

Company	Junto Bicycle Works, Ltd.
Corporate Address	1627 N 2nd St. Philadelphia PA 19122
Description of Business	Junto Cycle Works is an environmentally friendly, socially conscious company specializing in the design and manufacturing of electric bicycles. With a focus on propelling urban mobility and connected living, Junto will lead the US into its next age of alternative forms of transportation.
Type of Security Offered	Convertible Promissory Note
Minimum Investment Amount (per investor)	$250

What is a Convertible Note?

A convertible note offers you the right to receive shares in Junto Bicycle Works, Ltd. The number of shares you will receive in the future will be determined at the next equity round in which the Company raises at least $500,000 in qualified equity financing. The highest conversion price per share is set based on a $5,000,000 Valuation Cap or if less, then you will receive a 30% discount on the price the new investors are purchasing. You also receive 7% interest per year added to your investment.

Perks*

Invest $1,000 and receive $200 discount off your Junto bike + a Junto t-shirt

Invest $2,500 and receive $500 discount off your Junto bike + a Junto t-shirt

Invest $5,000 and receive a $1,000 discount off your Junto bike + a Junto t-shirt

Invest $7,500 and receive a <u>FREE</u> Junto ebike + a Junto t-shirt

Invest $15,000 and receive <u>TWO FREE</u> Junto ebikes + a Junto t-shirt

All perks will be delivered after the Offering is completed, and the discounts apply to any purchases on juntobikes.com.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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VIDEO TRANSCRIPT (Exhibit D)

The Junto Clubs were established in 1727 by Benjamin Franklin in Philadelphia to debate questions of morals, politics, and philosophy. Some say they were the precursor to the American Revolution. 00:08my name is Brian Powell and I'm the00:10founder of junto bicycle works limited00:13our goal quite simply is to build a00:17$1,500 customized ebike that will ship00:21direct from us to your door the first00:24time that you get on an e bike it's00:26something that you're never going to00:28forget this is not a bicycle it's not a00:32motorcycle it's not a moped it's it's a00:34form of mobility just to get one thing00:37across we're not here to replace your00:39bike we're here to replace your car we00:41do not see ebikes as the combination of00:44a traditional bicycle and an electric00:47motor it's something unique and thereby00:50needs to be engineered from the ground00:52up what Sam did was she curated this00:55incredible bike unlike really anything00:58out there in addition to you personal01:01experience professionally that we bring01:03to the table we also represent01:04demographics that our product is01:06actually in that we both commute to work01:08on the same bike twice my age same01:12bicycle twice your weight age same vibe01:16one of the things that you know01:19immediately when you meet the team is01:20that they're passionate about this they01:23live and die with janta when it comes to01:26the e bike market where we are right now01:28is really just at the very beginning01:30here in the US you look at some other01:31countries around the world and it's01:33obvious that that's kind of kind of part01:36culture apart of their existence being01:38at the very beginning there are01:39different parts of this country that01:41I've really started adopting it and no01:44question do you see everybody on eBay01:47for my entire career I've been a01:51disrupter I've started many companies01:53and we've always zigged when the world01:55zag only outra provin both companies can02:00really innovate and really push a new02:03idea forward and now with the advent of02:065g technology and the Internet of Things02:08we are on the cusp of a mobility02:10revolution where you and your junto will02:13soon be connected to the world around02:16you I've been commuting by bike for02:18about two and a half years since getting02:20the junto bike I'm able to go home at02:23lunch with the extra time since I cut02:24the commute half and walk my dog he02:26likes it I like it it's really changing02:28the in your life part of my community02:30involves a very large shed and the warm02:34more chill because of a bed made from an02:37old football injury I was unable to02:39stand and live whole Hill gentle enabled02:43me the bad day to rehab after total knee02:45replacement surgery this is gonna make a02:48big difference in my life we all know02:51that a lot of jobs have left America02:55good-paying blue-collar jobs we work02:58within the ruins of post-industrial03:01Philadelphia this used to be the03:04workshop of the world03:05we intend to inhabit place like this to03:10revitalize our great city our country to03:13build jobs to build a great brand that03:16community will rally around I always03:18like that sort of small company03:20homegrown feel as opposed to a large03:22corporation I think that Gento is gonna03:26be03:26responsive to their customer base this03:28is a idea that is going to take off it's03:31nice to be in on something that said a03:33big brass were insert the early level03:34the unique thing about junto is the03:37opportunities that it can represent for03:39a multitude of people from a multitude03:41of walks of life that is so in line with03:44what cycling can also do with additional03:47funding we can bring our assembly into03:50Philadelphia and hire people that we'd03:52want to interact with in our community I03:55believe in Junta because it cuts my03:57commute to work in half it's my road03:59back to health it's a short thing and I04:01wanted to be a part of it it's gonna04:02change the way people move04:04I believe in Gento because of the DNA of04:06our product I believe in junto because04:09we are on the vanguard of the mobility04:11revolution

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

SUBSCRIPTION AGREEMENT TEMPLATE (EXHIBIT F)

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY

OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Note Subscription.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering"). Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by Prime Trust, LLC (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in on the signature page attached hereto below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage (a "Cap Table Management service operated by StartEngine Crowdfunding, Inc.."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the

Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at December 31, 2017 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:
    (i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Revisions to Manner of Holding.

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to: %%ADDRESS_OF_ISSUER%%

If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

%%NAME_OF_ISSUER%%
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a)   The aggregate purchase price for the Convertible Notes the undersigned hereby irrevocably subscribes for is: %%VESTING_AMOUNT%%

(b)   The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

%%SUBSCRIBER_DETAILS_WITH_TAX_ID%%

%%SUBSCRIBER_SIGNATURE%%

Date

*   * *   * *

This Subscription is	%%NAME_OF_ISSUER%%
accepted	By:
on %%TODAY%%.	%%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY

OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

CONVERTIBLE PROMISSORY NOTE
SERIES 2018 - CF

$%%VESTING_AMOUNT%%
%%TODAY%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the "Investors").

1. Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on December 31, 2020 (the "Maturity Date").

2. Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of 7]% per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3. Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its Stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Stock resulting in gross proceeds to the Company of at least $500,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Series B Common Stock at conversion price equal to the lesser of (i) 70% of the per share price paid by the Investors or (ii) the price equal to the quotient of $5,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been

converted into shares of Series B Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall become fully due and payable on the Maturity Date.

5. Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

6. Prepayment. The Company may not prepay this Note prior to the Maturity Date without the written consent of 51% in interest of the Investors.

7. Default. In the event of any "Event of Default" hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "Event of Default", provided, however that the 51% of the interest of Investors may waive any Event of Default as set forth:

> a) The Company's failure to pay when due any amount payable by it hereunder and such failure continues uncured for 10 business days.
> b) The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues uncured for 10 business days.
> c) Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.
> d) The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.
> e) The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.
> f) The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.
> g) Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

8. Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9. Governing Law. This Note shall be governed by and construed under the laws of the state of

%%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

10. Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

11. Modification; Waiver.Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of investors.

12. Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

13. Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

14. Electronic Notice Upon Conversion. Upon conversion of the Note to Series B Common Stock, the Investors shall agree in writing to receive shareholder notices electronically, including by e-mail, and shall provide an email address at which to be sent shareholders notices.

%%NAME_OF_ISSUER%%:
By: _____%%ISSUER_SIGNATURE%%_____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%

Investor:
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

[Remainder of page left blank]

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

Entity# : 6473539
Date Filed : 11/08/2016
Pedro A. Cortés
Secretary of the Commonwealth

PENNSYLVANIA DEPARTMENT OF STATE
BUREAU OF CORPORATIONS AND CHARITABLE ORGANIZATIONS

☐ **Return document by mail to:**

CSC ORDER # 361306-1
Name

Address

City State Zip Code

☑ **Return document by email to:** CSCPA@CSCINFO.COM

Articles of Incorporation - For Profit

DSCB:15-1306/2102/2303/2702/2903/3101/3303/7102

TCO161108MC0836

Read all instructions prior to completing. This form may be submitted online at https://www.corporations.pa.gov/.

Fee: $125

Check only one:
- ☑ Business-stock (§ 1306)
- ☐ Business-nonstock (§ 2102)
- ☐ Business-statutory close (§ 2303)
- ☐ Management (§ 2703)
- ☐ Professional (§ 2903)
- ☐ Insurance (§ 3101)
- ☐ Benefit (§ 3303)
- ☐ Cooperative (§ 7102)

In compliance with the requirements of the applicable provisions (relating to corporations and unincorporated associations), the undersigned, desiring to incorporate a corporation for profit, hereby states that:

1. The name of the corporation *(corporate designator required, i.e., "corporation," "incorporated," "limited," "company," or any abbreviation thereof. "Professional corporation" or "P.C." permitted for professional corporations)*:

WRIGHT BICYCLE WORKS, LTD.

2. *Complete part (a) or (b) – not both:*

(a) The address of this corporation's proposed registered office in this Commonwealth is: *(post office box alone is not acceptable)*

Number and Street City State Zip County

(b) The name of this corporation's commercial registered office provider and the county of venue is:

c/o: Corporation Service Company — Dauphin
Name of Commercial Registered Office Provider — County

3. The corporation is incorporated under the provisions of the Business Corporation Law of 1988.

4. Check and complete one:
- ☐ The corporation is organized on a nonstock basis.
- ☑ The corporation is organized on a stock share basis and the aggregate number of shares authorized is:

1500 .

2016 NOV -8 AM 9: 49

PA. DEPT. OF STATE

5. The name and address, including number and street, if any, of each incorporator *(all incorporators must sign below)*:

Name   Address
Corporation Service Company   2711 Centerville Road, Suite 400 Wilmington, DE 19808

6. The specified future effective date, if any:_____.
                                           month/day/year   hour, if any

7. Additional provisions of the articles, if any, attach an 8½ by 11 sheet.

8. ~~*Statutory close corporation only:* Neither the corporation nor any shareholder shall make an offering of any of its shares of any class that would constitute a "public offering" within the meaning of the Securities Act of 1933 (15 U.S.C. § 77a *et seq.*)~~

9. *For Cooperative Corporation Only.*
   Check and complete one:
   _____ ~~The corporation is a cooperative corporation and the common bond of membership among its~~ members is: _____.
   _____ ~~The corporation is a cooperative corporation and the common bond of membership among its~~ shareholders is:_____.

10. ~~*Benefit corporations only:* This corporation shall have the purpose of creating general public benefit.~~

~~Strike out if inapplicable: This corporation shall have the purpose of creating the enumerated specific public benefit(s):~~ _____

_____

IN TESTIMONY WHEREOF, the incorporator(s) has/have signed these Articles of Incorporation this

7_____ day of November_____, 2016_____.

Corporation Service Company

By: _Maggie Medearis_____
                            Signature

Name: Maggie Medearis
Title: Assistant Secretary
_____
                            Signature

_____
                            Signature

Entity# : 6473539
Date Filed : 03/07/2017
Pedro A. Cortés
Secretary of the Commonwealth

PENNSYLVANIA DEPARTMENT OF STATE
BUREAU OF CORPORATIONS AND CHARITABLE ORGANIZATIONS

☐ **Return document by mail to:**
CSC ORDER # 517602-10
Name

Address

City State Zip Code

☑ **Return document by email to:** cscpa@cscinfo.com

Articles of Amendment
Domestic Corporation
DSCB:15-1915/5915 (rev. 7/2015)

TCO170308JD0908

Read all instructions prior to completing. This form may be :

Fee: $70

Check one: ☑ Business Corporation (§ 1915) ☐ Nonprofit Corporation (§ 5915)

In compliance with the requirements of the applicable provisions (relating to articles of amendment), the undersigned, desiring to amend its articles, hereby states that:

1. The name of the corporation is:
WRIGHT BICYCLE WORKS, LTD.

2. The (a) address of this corporation's current registered office in this Commonwealth or (b) name of its commercial registered office provider and the county of venue is:
(Complete only (a) or (b), not both)

(a) Number and Street	City	State	Zip	County

(b) Name of Commercial Registered Office Provider	County
c/o: CORPORATION SERVICE COMPANY	Dauphin

3. The statute by or under which it was incorporated: Business Corporation Law of 1988

4. The date of its incorporation: 11/08/2016
(MM/DD/YYYY)

5. *Check, and if appropriate complete, one of the following:*
✓ The amendment shall be effective upon filing these Articles of Amendment in the Department of State.
____ The amendment shall be effective on: __________ at ________
Date (MM/DD/YYYY) Hour (if any)

2017 MAR -7 AM 9:44
PA DEPT OF STATE

2017 MAR -8 AM 9:49
PA DEPT OF STATE

6. Check one of the following:

☑ The amendment was adopted by the shareholders or members pursuant to 15 Pa.C.S. § 1914(a) and (b) or § 5914(a).

_____ The amendment was adopted by the board of directors pursuant to 15 Pa. C.S. § 1914(c) or § 5914(b).

7. Check, and if appropriate complete, one of the following:

X_____ The amendment adopted by the corporation, set forth in full, is as follows

The name of the entity is hereby changed to Junto Bicycle Works, Ltd.

_____ The amendment adopted by the corporation is set forth in full in Exhibit A attached hereto and made a part hereof.

8. Check if the amendment restates the Articles:

_____ The restated Articles of Incorporation supersede the original articles and all amendments thereto.

IN TESTIMONY WHEREOF, the undersigned corporation has caused these Articles of Amendment to be signed by a duly authorized officer thereof this

21_____ day of February_____, 2017_____

WRIGHT BICYCLE WORKS, LTD.
_____
Name of Corporation



_____
Signature

Brian M. Powell, President
_____
Title

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY

OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Note Subscription.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering"). Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by Prime Trust, LLC (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in on the signature page attached hereto below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage (a "Cap Table Management service operated by StartEngine Crowdfunding, Inc.."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the

Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at December 31, 2017 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:
    (i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Revisions to Manner of Holding.

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to: %%ADDRESS_OF_ISSUER%%

If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

%%NAME_OF_ISSUER%%
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a)   The aggregate purchase price for the Convertible Notes the undersigned hereby irrevocably subscribes for is: %%VESTING_AMOUNT%%

(b)   The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

%%SUBSCRIBER_DETAILS_WITH_TAX_ID%%

%%SUBSCRIBER_SIGNATURE%%

Date

*   * *   * *

| This Subscription is accepted on %%TODAY%%. | %%NAME_OF_ISSUER%% By: %%ISSUER_SIGNATURE%% |

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO

INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

CONVERTIBLE PROMISSORY NOTE
SERIES 2018 - CF

$%%VESTING_AMOUNT%%
%%TODAY%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the "Investors").

1. Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on December 31, 2020 (the "Maturity Date").

2. Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of 7]% per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3. Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its Stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Stock resulting in gross proceeds to the Company of at least $500,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Series B Common Stock at conversion price equal to the lesser of (i) 70% of the per share price paid by the Investors or (ii) the price equal to the quotient of $5,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Series B Common Stock of the Company pursuant to Section 3(a)

immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall become fully due and payable on the Maturity Date.

5. Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

6. Prepayment. The Company may not prepay this Note prior to the Maturity Date without the written consent of 51% in interest of the Investors.

7. Default. In the event of any "Event of Default" hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "Event of Default", provided, however that the 51% of the interest of Investors may waive any Event of Default as set forth:

a) The Company's failure to pay when due any amount payable by it hereunder and such failure continues uncured for 10 business days.
b) The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues uncured for 10 business days.
c) Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.
d) The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.
e) The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.
f) The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.
g) Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

8. Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9. Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

10. Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

11. Modification; Waiver.Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of investors.

12. Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

13. Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

14. Electronic Notice Upon Conversion. Upon conversion of the Note to Series B Common Stock, the Investors shall agree in writing to receive shareholder notices electronically, including by e-mail, and shall provide an email address at which to be sent shareholders notices.

%%NAME_OF_ISSUER%%:
By: _____%%ISSUER_SIGNATURE%%_____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%

Investor:
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

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